Exhibit 99.2

NEW FOUND announces AT-THE-MARKET OFFERING

Vancouver, BC – August 26, 2022. New Found Gold Corp. (“New Found” or the “Company”) (TSX-V: NFG, NYSE-A: NFGC) is pleased to announce that it has entered into an equity distribution agreement dated August 26, 2022 (the “Equity Distribution Agreement”), providing for an at-the-market equity offering program (the “ATM”), with BMO Nesbitt Burns Inc., Paradigm Capital Inc. (together, the “Canadian Agents”) and BMO Capital Markets Corp. (the “U.S. Agent” and, together with the Canadian Agents, the “Agents”).

The ATM will allow New Found, through the Agents, to, from time to time, offer and sell, in Canada and the United States through the facilities of the TSX Venture Exchange (“TSXV”) and NYSE American, such number of common shares as would have an aggregate offering price of up to US$100 million. Sales of the common shares, if any, will be made in transactions that are deemed to be “at-the-market distributions” as defined in National Instrument 44-102 – Shelf Distributions and an “at-the-market offering” as defined in Rule 415 under the United States Securities Act of 1933, as amended, including sales made by the Agents directly on the TSXV, the NYSE American or any other trading market for common shares in Canada or the United States or as otherwise agreed between the Agents and the Company. The ATM will be effective until August 22, 2024 unless terminated prior to such date by New Found or otherwise in accordance with the Equity Distribution Agreement.

The timing and extent of the use of the ATM will be at the discretion of the Company. Accordingly, total gross proceeds from equity offerings under the ATM could be significantly less than US$100 million.

The Company intends to use any proceeds from the ATM to fund its exploration and drilling at the Queensway Project and commissioning of mineral resource estimates, exploration and drilling at the Lucky Strike Project as well as for general, corporate, and administrative expenses. The actual allocation of the proceeds may vary depending on the amount raised, the time periods during which the proceeds are raised and future developments in relation to the Company’s projects and unforeseen events.

The sale of the Company’s common shares through the ATM will be made pursuant to, and qualified in Canada by, a prospectus supplement dated August 26, 2022 (the “Prospectus Supplement”) to the base shelf prospectus of the Company dated July 22, 2022 (the “Base Prospectus”), and in the United States pursuant to a prospectus supplement dated August 26, 2022 (the “U.S. Prospectus Supplement”) to the Company’s final base shelf prospectus contained in the Company’s effective registration statement on Form F-10 (File No. 333-266285) (the “U.S. Registration Statement”) filed with the United States Securities and Exchange Commission.

Copies of the Prospectus Supplement and Base Prospectus may be obtained for free from SEDAR at www.sedar.com, and copies of the U.S. Registration Statement and the U.S. Prospectus Supplement may be obtained for free from EDGAR on the SEC website at www.sec.gov. Alternatively, either of the following Agents participating in the ATM will arrange to send you these documents if you make a request by contacting:

In Canada:

BMO Capital Markets

Brampton Distribution Centre C/O

The Data Group of Companies

9195 Torbram Road

Brampton, Ontario L6S 6H2

Email: torbramwarehouse@datagroup.ca

Telephone: (905) 791-3151, ext. 4312

In the United States: BMO Capital Markets Corp. Attention: Equity Syndicate Department 151 W 42nd Street, 32nd Floor New York, New York 10036 Email: bmoprospectus@bmo.com Telephone: (800) 414-3627

The common shares that may be issued by the Company under the ATM have been conditionally approved for listing on the TSXV and have been approved for listing on the NYSE American.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy, nor will there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

NEWFOUND GOLD CORP.

Suite 1430, 800 West Pender Street, Vancouver, BC, V6C 2V6

About New Found Gold Corp.

New Found holds a 100% interest in the Queensway Project, located 15km west of Gander, Newfoundland, and just 18km from Gander International Airport. The project is intersected by the Trans-Canada Highway and has logging roads crosscutting the project, high voltage electric power lines running through the project area, and easy access to a highly skilled workforce.

Please see the Company’s SEDAR profile at www.sedar.com.

Contact

New Found Gold Corp.
Per: Collin Kettell

Chief Executive Officer

Email : ckettell@newfoundgold.ca

Phone : + 1 (845) 535 1486

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statement Cautions

This press release contains certain “forward-looking statements” within the meaning of Canadian and U.S. securities legislation (including the Private Securities Litigation Reform Act of 1995), including statements relating to the ATM; the use of proceeds of any offerings that may be completed pursuant to the ATM; the use by the Company of the ATM; the benefits of the ATM, drilling on the Queensway gold project and funding of the drilling program. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are statements that are not historical facts; they are generally, but not always, identified by the words "expects," "plans," "anticipates," "believes," "intends," "estimates," "projects," "aims," "suggests," "potential," "goal," "objective," "prospective," "possibly," and similar expressions, or that events or conditions "will," "would," "may," "can," "could" or "should" occur, or are those statements, which, by their nature, refer to future events. The Company cautions that forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made, and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Except to the extent required by applicable securities laws and the policies of the TSXV or the NYSE American, the Company undertakes no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include risks associated with the Company's ability to satisfy certain conditions under the Equity Distribution Agreement; the Company's ability to obtain all necessary approvals in connection with the ATM; possible accidents and other risks associated with mineral exploration operations; the risks associated with the interpretation of assay results and the drilling program; the volatility of capital markets; uncertainty regarding the availability of additional capital; and fluctuations in commodity prices. The reader is urged to refer to the Company's Annual Information Form and Management's Discussion and Analysis, publicly available through the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com or through the SEC’s Electronic Data Gathering and Retrieval System (EDGAR) at www.sec.gov for a more complete discussion of such risk factors and their potential effects.

NEWFOUND GOLD CORP.

Suite 1430, 800 West Pender Street, Vancouver, BC, V6C 2V6